SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/3/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
279,536

8. SHARED VOTING POWER
69,976

9. SOLE DISPOSITIVE POWER
349,512
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
349,512

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.81%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Diamond Hill Financial Trends Fund, Inc.
("DHFT" or the "Issuer").
The principal executive offices of EQS are located at

C/O Diamond Hill Capital Management Inc.
325 John H. Mcconnell Blvd Suite 200
Columbus, OH 43215


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs.Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, the Secretary did not have personal jurisdiction over them and it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself.
On September 22, 2011 the SJC affirmed the Superior Court's ruling and declined to reconsider the Bulldog Parties' personal jurisdiction claim.
On November 3, 2011 the United States House of Representatives by a vote of 413 to 11 approved H.R. 2140, the access to Capital for Job Creators Act, which would permit privately held companies like Bulldog Investors to use advertisements and websites to solicit accredited investors for private offerings. If H.R. 2140 is enacted into aw, the Bulldog Parties intend to seek to vacate the order. The Bulldog Parties also intend to file a petition for certiorari with the United States Supreme Court.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons are concerned about the Fund's persistent double-digit discount to net asset value. They have communicated with the Fund's management and board of directors about this matter.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on September 7, 2011 there were 3,968,124 shares of common stock outstanding as of 06/30/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 349,512 shares of DHFT or 8.81% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) As of January 12, 2012 and during the past 60 days the following shares of DHFT were purchased:

Date:		        Shares:		Price:
11/17/11		4,900		8.0094
12/01/11		500		8.0051
12/02/11		8,853		8.2910
12/05/11		3,800		8.3582
12/07/11		11,910		8.4676
12/09/11		6,632		8.3555
12/12/11		1,700		8.2140
12/13/11		13,700		8.2971
12/14/11		9,721		8.1398
12/16/11		9,500		8.1246
12/20/11		600		8.2372
12/21/11		18,714		8.2363
12/23/11		1,300		8.3992
12/28/11		1,500		8.3000
01/03/12		28,381		8.5855
01/04/12		26,090		8.6582
01/05/12		16,735		8.7852
01/09/12		32,955		8.8292
01/10/12		24,614		8.9938
01/11/12		7,273		9.0792
01/12/12		13,802		9.1530
01/12/12		1,350		9.0600




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/13/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos